Mail Stop 3561

May 5, 2008

Michael Hamilton
Chairman of the Board and Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 907
New York, NY 10004

> **Re:** **MMC Energy, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed May 2, 2008**
> **File No. 1-33564**

Dear Mr. Hamilton:

We have reviewed the above-referenced filing and have the following comment. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1. Please refrain from making unsupportable statements in your filings. Even if such statements are couched as statements of belief, there must be a reasonable basis for such belief. Please provide us supplementally with support for the following statements:

   - "Given the current price levels, we believe MMC's stock represents a compelling value."
   - "In our view, the dissident slate has already demonstrated its ineffectiveness in controlling Mr. Miller's recklessness …"
   - "… and then two weeks later re-filed their proxy statement to strip out approximately ten pages of hyperbole and puffery."
   - "[the board] was *forced* to remove Mr. Miller in December 2007." [emphasis added]

*****

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

       You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Tony Saur
       DLA Piper